UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Shutterfly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82568P304

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 8

CUSIP No. 82568P304
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James H. Clark
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,674*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 52,674*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,674*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) IN

*	Consists of 52,674 shares held by JHC Investments, LLC, which is owned and controlled, directly or indirectly, by James H. Clark. James H. Clark is the owner of Clark Ventures, Inc., which is the general partner of Monaco Partners, L.P. Monaco Partners, L.P. is the sole member of JHC Investments, LLC.

Schedule 13G	Page 3 of 8

CUSIP No. 82568P304
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clark Ventures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,674*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 52,674*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,674*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) CO

*	Consists of 52,674 shares held by JHC Investments, LLC. Clark Ventures, Inc. is the general partner of Monaco Partners, L.P. Monaco Partners, L.P. is the sole member of JHC Investments, LLC.

Schedule 13G	Page 4 of 8

CUSIP No. 82568P304
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Monaco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,674*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 52,674*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,674*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) PN

*	Consists of 52,674 shares held by JHC Investments, LLC. Monaco Partners, L.P. is the sole member of JHC Investments, LLC.

Schedule 13G	Page 5 of 8

CUSIP No. 82568P304
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JHC Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,674
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 52,674
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,674
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) OO

Schedule 13G	Page 6 of 8

Item 1.

	(a)	Shutterfly, Inc., a Delaware corporation

	(b)	2800 Bridge Parkway, Suite 101, Redwood City, CA 94065

Item 2.

	(a)	(i)	James H. Clark

		(ii)	Clark Ventures, Inc.

		(iii)	Monaco Partners, L.P.

		(iv)	JHC Investments, LLC

	(b)	(i)	1700 Seaport Blvd., 4th Floor, Redwood City, CA 94063

		(ii)	777 East William St. #201, Carson City, NV 89701

		(iii)	777 East William St. #201, Carson City, NV 89701

		(iv)	777 East William St. #201, Carson City, NV 89701

	(c)	(i)	United States of America

		(ii)	Nevada

		(iii)	Nevada

		(iv)	Delaware

	(d)	Common Stock, par value $0.0001 per share

	(e)	82568P304

Item 3.	Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 52,674 shares*

	(b)	Percent of class: 0.2%, based on 25,909,738 outstanding shares of Common Stock of the Issuer as of February 5, 2010, as set forth in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2010.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 52,674 shares*

		(ii)	Shared power to vote or to direct the vote: 0 shares

		(iii)	Sole power to dispose or to direct the disposition of: 52,674 shares*

		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

*	Consists of 52,674 shares held by JHC Investments, LLC, which is owned and controlled, directly or indirectly, by James H. Clark. James H. Clark is the owner of Clark Ventures, Inc., which is the general partner of Monaco Partners, L.P. Monaco Partners, L.P. is the sole member of JHC Investments, LLC.

Schedule 13G	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

(a) Not applicable.

(b) Not applicable.

Schedule 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAMES H. CLARK

February 10, 2010
Date
/s/ Harvey Armstrong
Signature
Harvey Armstrong, Attorney-in-Fact
Name/Title

CLARK VENTURES, INC.

February 10, 2010
Date
/s/ Harvey Armstrong
Signature
Harvey Armstrong, Secretary
Name/Title

MONACO PARTNERS, L.P.

February 10, 2010
Date
/s/ Harvey Armstrong
Signature
Harvey Armstrong, Secretary of the General Partner
Name/Title

JHC INVESTMENTS, LLC

February 10, 2010
Date
/s/ Harvey Armstrong
Signature
Harvey Armstrong, Manager
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)